For Release at 5 a.m. P.S.T.


Media Contact:  Heather Wyse            Analyst Contacts:  Colin Slade
                503-627-1121                               503-626-3749



                   Tektronix Announces Preliminary Results of
                        Dutch Auction Self-Tender Offer

         BEAVERTON, Ore., Feb. 24 -- Tektronix, Inc. (NYSE:TEK) announced today the preliminary results of its Dutch Auction self-tender offer, which was completed at 12:00 midnight, New York City time, on Feb. 23, 2000. Tektronix commenced the self-tender offer for up to 7,954,545 shares of its common stock on Jan. 26, 2000.

         Based on a preliminary count by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, 106,109 shares of common stock were properly tendered and not withdrawn at prices at or below $44 per share. Tektronix will purchase all properly tendered shares at a price of $44 per share.

         The determination of the number of shares purchased is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for all properly tendered shares will occur as soon as practicable.

         On Jan. 26, 2000, the company announced its plan to distribute $550 million of the net proceeds from the sale of its color printer business to shareholders through a share purchase program. The plan was structured as a $350 million Dutch Auction self-tender offer, to be followed by a $200 million

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open market purchase program. The company intends to apply funds not used in the
Dutch Auction self-tender offer to expand the open market purchase program, subject to board approval.

         Tektronix, Inc., is a test, measurement, and monitoring company providing measurement solutions to industries including semiconductors, computers and telecommunications. With over 50 years of experience, Tektronix enables its customers to design, deploy and manage next generation global communications networks and Internet technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 25 countries worldwide.

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